Exhibit 99.1

MATERIALISE

SHARE-BUY BACK PROGRAM

Leuven – 28 August 2026 – 22:00 CET	Regulated information[1]

28 August 2026 – Materialise NV (Euronext: MTLS) (Nasdaq: MTLS) (“Materialise”) (“the Company”) today announces that the share buyback program will restart with effect from Monday, 31 August 2026.

The closed period that prevented the renewal of the authorization underlying the program has now ended, and the authorization has been renewed accordingly. As a result, the Company will resume conducting share repurchases under the program as of 31 August 2026.

The share repurchases will be conducted in accordance with the renewed authorization and subject to compliance with all applicable legal and regulatory requirements. The Company will resume publishing weekly reports of the transactions carried out under the program on its website.

This announcement does not constitute an obligation to repurchase shares in any particular amount, at any particular price, or over any particular period. The conduct of the program will remain subject to market conditions and applicable legal and regulatory requirements, and the Company may suspend, modify or discontinue the program at any time.

The overview relating to the share buy-back program is available on https://investors.materialise.com/ and will be updated on a weekly basis.

About Materialise

Materialise incorporates more than three decades of 3D printing experience into a range of software solutions and 3D printing services that empower sustainable 3D printing applications. Our open, secure, and flexible end-to-end solutions enable industrial manufacturing and mass personalization in various industries — including healthcare, automotive, aerospace, eyewear, art and design, wearables, and consumer goods. Headquartered in Belgium and with branches worldwide, Materialise combines the largest group of software developers in the industry with one of the world's largest and most complete 3D printing facilities.

[1]	The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.